UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
TO § 240.13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
§ 240.13d-2(a)

(Amendment No. 1)1

Alexza Pharmaceuticals, Inc.
(Name of Issuer)

Common Stock, par value $0.0001 per share
(Title of Class of Securities)

015384209
(CUSIP Number)

Andrea Preslmair-Enzenhofer
c/o Lansdowne Partners Austria GmbH
Wallnerstraße 3/21
1010 Vienna
Austria

Steve Wolosky, Esq.
Olshan Frome Wolosky LLP
1325 Avenue of the Americas
New York, New York 10019
(212) 451-2300
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

June 16, 2016
(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☒.

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See § 240.13d-7 for other parties to whom copies are to be sent.

_______________
1              The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 015384209

1	NAME OF REPORTING PERSON Lansdowne Partners Austria GmbH (“LPA”)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Austria
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER - 0 -
	8	SHARED VOTING POWER 1,733,833
	9	SOLE DISPOSITIVE POWER - 0 -
	10	SHARED DISPOSITIVE POWER 1,733,833
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,733,833
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 7.96%
14	TYPE OF REPORTING PERSON IA

CUSIP NO. 015384209

1	NAME OF REPORTING PERSON Lansdowne Investment Company Limited (the “Fund”)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER - 0 -
	8	SHARED VOTING POWER 1,733,833
	9	SOLE DISPOSITIVE POWER - 0 -
	10	SHARED DISPOSITIVE POWER 1,733,833
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,733,833
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 7.96%
14	TYPE OF REPORTING PERSON CO

CUSIP NO. 015384209

The following constitutes Amendment No. 1 to the Schedule 13D filed by the undersigned (“Amendment No. 1”). This Amendment No. 1 amends the Schedule 13D as set forth herein.

Item 3.	Source and Amount of Funds or Other Consideration.

Item 3 is hereby amended and restated to read as follows:

The aggregate purchase price of the 1,733,833 Shares beneficially owned by the Reporting Persons is $8,991,523. Such Shares were acquired with working capital of the Fund (which may, at any given time, include margin loans made by brokerage firms in the ordinary course of business).

Item 4.	Purpose of Transaction.

Item 4 is hereby amended to add the following:

The Reporting Persons believe that the tender offer commenced by a subsidiary of Grupo Ferrer Internacional, S.A. (and agreed to by the Board of Directors (the “Board”) of the Issuer) to purchase all of the outstanding Shares at a price of $0.90 per Share (the “Offer”) is neither fair nor in the best interests of stockholders. The Reporting Persons believe that this transaction, as currently structured, does not properly consider the interests of stockholders who may desire to retain their Shares in the Issuer and have the opportunity to participate directly in any future benefits from the commercialization of the Issuer’s product candidates (rather than through a speculative and highly conditional contingent value right).  The Board has agreed to a sale of the Issuer at a price which is a small fraction of the amount that has been invested in the development of the Issuer’s products and technologies.  The Board has been unwilling to consider a recapitalization of the Issuer which would allow existing stockholders who believe in the Issuer’s potential to remain stockholders of the Issuer.  As a result, the Reporting Persons do not intend to tender their Shares in the Offer and instead intend to exercise appraisal rights under Delaware law in accordance with the procedures outlined in “Item 8.  Additional Information” in the Issuer’s Schedule 14D-9 filed with the Securities and Exchange Commission on May 23, 2016.

The Reporting Persons also intend to continue to engage in discussions with stockholders of the Issuer or other third parties about the Issuer and the Reporting Persons’ investment.

Item 5.	Interest in Securities of the Issuer.

Items 5(a-b) are hereby amended and restated to read as follows:

(a), (b)
As of the date hereof, the Reporting Persons may be deemed to be the beneficial owner of 1,733,833 Shares or 7.96% of the Shares of the Issuer, based upon the 21,750,615 Shares outstanding as of May 21, 2016 according to Grupo Ferrer Internacional, S.A.’s Schedule TO filed on May 23, 2016.  The 1,733,833 Shares include 40,000 Shares that may be acquired upon the exercise of a warrant for Shares of the Issuer (the “Warrant”).  Additionally, the Reporting Persons have economic exposure to the Issuer through 780,795 contracts for difference.

Lansdowne Partners Austria GmbH has the sole power to vote or direct the vote of 0 Shares; has the shared power to vote or direct the vote of 1,733,833 Shares; has the sole power to dispose or direct the disposition of 0 Shares; and has the shared power to dispose or direct the disposition of 1,733,833 Shares.

The Fund has the sole power to vote or direct the vote of 0 Shares; has the shared power to vote or direct the vote of 1,733,833  Shares; has the sole power to dispose or direct the disposition of 0 Shares; and has the shared power to dispose or direct the disposition of 1,733,833 Shares.

CUSIP NO. 015384209

SIGNATURES

After reasonable inquiry and to the best of his knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated:  June 16, 2016

Lansdowne Partners Austria GmbH*

By:	/s/ Andrea Preslmair-Enzenhofer
	Name:	Andrea Preslmair-Enzenhofer
	Title:	Director

Lansdowne Investment Company Limited*

By:	Lansdowne Partners Austria GmbH

By:	/s/ Andrea Preslmair-Enzenhofer
	Name:	Andrea Preslmair-Enzenhofer
	Title:	Director

*The Reporting Person disclaims beneficial ownership over the securities reported herein except to the extent of the Reporting Person's pecuniary interest therein.